

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Donald Goree
Chief Executive Officer
HNR Acquisition Corp.
3730 Kirby Drive, Suite 1200
Houston, TX 77098

Re: HNR Acquisition Corp.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 31, 2023
File No. 001-41278

Dear Donald Goree:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Exhibit 31.1, page 70

1.   We note that your certification does not include paragraph 4(b) after the end of the transition period that allows for this omission. In addition, the introductory language in paragraph 4 does not refer to internal control over financial reporting.

Please amend the Form 10-K to provide a revised certification; you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Refer to Rule 13a-14(a) of the Exchange Act and Item 601(b)(31) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation